August 21, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (415) 445-6505

Constance B. Moore
President and Chief Executive Officer
BRE Properties Inc.
525 Market Street, 4th Floor
San Francisco, CA 94105

> **Re: BRE Properties Inc.**
> **Definitive 14A**
> **Filed March 16, 2007**
> **File No. 1-14306**

Dear Ms. Moore:

We have limited our review of your definitive proxy statement to your executive compensation and related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Director Nomination and Evaluation Process, Independence of Our Directors, page 6
Compensation of Our Directors, page 8

1. Disclose all assumptions made in the valuation of awards in the stock awards
    column of the director compensation table by reference to a discussion of those
    assumptions in your financial statements, footnotes to the financial statements, or
    discussion in Management's Discussion and Analysis. See the Instruction to Item
    402(k) of Regulation S-K, which refers to Instruction 1 to Item 402(c)(2)(v) and
    (vi).

2. For each director, disclose by footnote the aggregate number of stock awards and
    the aggregate number of option awards outstanding at fiscal year end. Refer to
    the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Compensation Discussion and Analysis, page 12
Determination of Compensation Awards, Compensation Benchmarking and Peer Group,
page 12

3. Please elaborate on the role of Ms. Moore in BRE's compensation processes and
    her input during the crafting of compensation packages.

4. The disclosure in this section indicates that you benchmark to the ten largest
    multifamily REITs. However, in the discussion of base salary you state that you
    compare base salaries with the peer group identified on page 13 and "other
    REITs." If you benchmark compensation to these "other REITs" identify these
    companies. See Item 402(b)(2)(xiv) of Regulation S-K. Analyze the role of these
    benchmark companies in determining overall compensation and any individual
    components – such as whether you have established specific benchmarks for total
    compensation or individual components of compensation as compared to these
    companies. If so, your disclosure should include a discussion of where you target
    each element of compensation against the comparator companies and where
    actual payments fall within targeted parameters. To the extent actual
    compensation was outside a targeted percentile range, please explain why.

5. Since individual officer performance is an important factor in determining
    compensation, please discuss how the specific forms of compensation are
    structured and implemented to reflect each named executive officer's individual
    performance and/or individual contribution to these items of the registrant's
    performance, describing the elements of individual performance and/or
    contribution that are taken into account. Disclose in greater detail the
    achievement of the financial and operational goals within a named executive
    officer's individual area of responsibility. Also, expand your disclosure to
    include a description of the factors the Committee considered in establishing
    personal objectives for Ms. Moore. See Item 402(b)(2)(vii) of Regulation S-K.

Elements of Compensation, page 13

6. Although you provide some beneficial disclosure in the table on page 13 that assists investors in their understanding of the levels of compensation paid in 2006, your disclosure lacks sufficient analysis of how the Compensation Committee determined these levels of payout and how decisions regarding one component of compensation might have affected decisions regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. From a general standpoint, it appears that the Committee relies on the analysis of tally sheets that contain historical information relating to each named executive officer's prior compensation opportunities. Yet, it also appears that the Committee gives significant weight to the extent to which compensation of BRE's named executive officers compares to the companies against which you benchmark compensation. Please disclose the Committee's analysis of the tally sheets and how the information contained therein resulted in specific awards for the fiscal year for which compensation is being reported. In addition, to the extent determinations or adjustments to particular levels of compensation were based upon your position in the benchmarked group, provide sufficient quantitative and qualitative disclosure that addresses the specific levels of compensation for each named executive officer. Please explain and place in context how each element of compensation was considered, how specific payout levels were determined, and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated or contemplated awards. Refer to Item 402(b) and Section II.B. of Release 33-8732A.

7. You state on page 13 that you engaged Towers Perrin as a consultant. Please provide a materially complete description of the role of Towers Perrin in determining or recommending the amount or form of executive compensation. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

Base Salary, page 14

8. Please analyze the reasons why you increased base salaries for 2007. See Instruction 2 to Item 402(b) of Regulation S-K.

Annual Cash Incentive, page 14

9. You have not provided quantitative disclosure of the pre-determined target levels for a number of metrics used to determine the achievement of business unit objectives for your executive officers to earn their annual cash incentive and the pre-determined criteria for the 2003 and 2004 performance share grants. Please disclose these specific established targets or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b)

of Regulation S-K. In addition, you state that "personal objectives" are also considered in establishing the annual cash incentive award. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

10. Please expand the disclosure relating to the process by which executive officers agree upon the specific objectives relating to their annual performance.

Long-Term Awards, page 15

11. Although you provide detailed disclosure that addresses the terms of the long-term equity awards, there is little discussion of the manner in which specific payouts were determined. For example, your disclosure indicates that the Committee considered "targeted levels of average annual value to be derived at the end of the five-year performance period based in current per share market value, and a targeted level of total annual compensation." Yet, we note the absence of any meaningful disclosure that addresses specific information relating to targeted levels of average annual value and total annual compensation. Please provide an analysis of how the Committee determined the payout levels for this form of compensation.

12. One of the objectives for the performance share grants is to increase the level of management share ownership. In light of this, disclose the company's equity or other security ownership requirements or guidelines (specifying applicable amounts and forms of ownership). To this extent, we note disclosure on page 10 suggesting that such a policy is in place for your named executive officers. See Item 402(b)(2)(xiii) of Regulation S-K.

13. The performance criteria used to determine the 2003, 2004 and 2005 performance share grants differ for each award. Please discuss the reasons for the differences in the award criteria and the weight placed upon particular criteria, analyzing any changes made in the company's policies or objectives as they relate to these differences.

Post-Termination Compensation, page 18

14. Commencing on page 28, you discuss the various arrangements you have with the named executive officers and various scenarios discussing termination and

change-in-control payment arrangements. In the Compensation Discussion and Analysis, please disclose how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you have done.

Summary Compensation Table, page 19

15. You have included only two named executive officers other than the Chief Executive Officer and the Chief Financial Officer. Item 402(a)(3)(iii) of Regulation S-K requires disclosure for the company's three most highly compensated executive officers other than the CEO and CFO.

Grants of Plan Based Awards for 2006, page 20

16. Since the annual cash incentive award is based upon predetermined criteria discussed on page 14, it would appear that the amounts reported in column (d) of the Summary Compensation Table should be recorded in column (g) of the table. Please refer to the definitions of "plan" and "non-equity incentive plan" contained in paragraphs (a)(6)(ii) and (iii) of Item 402 of Regulation S-K. For additional guidance, refer to Question 4.02 of the February 12, 2007 update.

Outstanding Equity Awards at December 31, 2006, page 22

17. Disclose by footnote the vesting dates of options, shares of stock and equity incentive plan awards held at fiscal-year end. See Instruction 2 to Item 402(f)(2) of Regulation S-K.

Post-Employment Compensation, page 23

Nonqualified Deferred Compensation, page 23

18. The disclosure in footnote (2) should be expanded consistent with the Instruction to Item 402(i)(2) of Regulation S-K, which requires quantification of the amounts reported in the contributions and earnings columns that are reported as compensation in the last completed fiscal year in your Summary Compensation Table and quantification of the amounts reported in the aggregate balance at last fiscal year end (column (f)) that previously were reported as compensation to the named executive officer in the Summary Compensation Table for previous years.

19. You refer to contributions mirroring the investment performance of certain mutual funds selected by the participant from a group of funds specified by the plan administrator. Please consider paragraph (i)(3)(ii) of Item 402 of Regulation S-K when drafting appropriate corresponding disclosure.

Certain Relationships and Related Transactions, page 31

20. Please provide the disclosure required by Item 404(b) of Regulation S-K regarding the policies and procedures for the review, approval or ratification of related party transactions.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3357 with any questions.

Sincerely,

Pam Howell
Special Counsel